UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

2026 Employee Incentive Plan

On February 6, 2026, Mobile-health Network Solutions has amended its previously adopted 2025 Employee Incentive Plan to include Class B ordinary shares of the Company available for the granting of awards, effective February 6, 2026 (the “2026 Employee Incentive Plan”). A copy of the 2026 Employee Incentive Plan is attached hereto as Exhibit 99.1, and is incorporated by reference herein. The foregoing summary of the terms of the 2026 Employee Incentive Plan is subject to, and qualified in its entirety by, such document. The 2026 Employee Incentive Plan was approved by the Employee Incentive Plan Committee of the Company. Under the 2026 Employee Incentive Plan, the maximum aggregate number of Class A ordinary shares and Class B ordinary shares of the Company authorized for issuance each financial year shall not exceed 15% of the total number of issued and outstanding Class A and Class B ordinary shares of the Company.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Mobile-health Network Solutions 2026 Employee Incentive Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: February 12, 2026	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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